UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2024
(Commission File No. 001-40634)

Gambling.com Group Limited
(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Acquisition of Odds Holdings, Inc.

On December 12, 2024, Gambling.com Group Limited, a limited liability company organized under the laws of the Channel Island of Jersey (the “Company” or “Gambling.com Group”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Odyssey Merger Corp., a Delaware corporation and wholly-owned indirect subsidiary of the Company (“Merger Sub”), Odds Holdings, Inc., a Delaware corporation (“Odds Holdings”), and Shareholder Representative Services LLC, solely in its capacity as representative of the stockholders of Odds Holdings (the “OH Stockholders”) (collectively, the “Parties”). Subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Odds Holdings, with Odds Holdings surviving as an indirect wholly owned subsidiary of the Company (the “Transaction”).

Pursuant to the Merger Agreement, the Company has agreed to acquire Odds Holdings for an aggregate purchase price equal to (i) $80.0 million, payable at Closing (as defined below), subject to certain net working capital adjustments, through a combination of (a) $70.0 million in cash, and (b) $10.0 million in the Company’s ordinary shares (“Ordinary Shares”), to be issued at Closing (the “Closing Share Consideration”), plus (ii) earnout payments of up to $80.0 million (the “Earnout Consideration”). The amount of the Earnout Consideration will be based on certain Adjusted EBITDA metrics of the Odds Holdings business during the calendar years of 2025 and 2026, in each case, payable following the end of the applicable measurement period. The Company may elect, at its sole discretion, to pay up to 50% of such Earnout Consideration in its Ordinary Shares (the “Earnout Share Consideration”), with the remaining portion to be paid in cash.

The Parties have made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants and agreements, including, among others, covenants and agreements relating to (a) the conduct of each of the Parties’ businesses during the period between the execution of the Merger Agreement and Closing, and (b) the efforts of the Parties to cause the Transaction to be completed.

The Transaction is expected to close on January 1, 2025 (“Closing”), subject to the satisfaction or waiver of customary closing conditions, including (a) the accuracy of the representations and warranties of each Party (subject to specified materiality standards and customary qualifications), (b) compliance by each party in all material respects with their respective covenants under the Merger Agreement, (c) the absence of a material adverse effect on Odds Holdings, (d) Odds Holdings delivery of a written consent approving the Transaction signed by the OH Stockholders holding at least 99.1% of the voting power of Odds Holdings outstanding common stock (the “Stockholder Consent”), and (f) the absence of any law or order preventing the closing of the Transaction.

The Merger Agreement contains certain termination rights for each of the Company and Odds Holdings, including, among other rights, the right to terminate (a) by mutual written consent of the Company and Odds Holdings, (b) by the Company if Odds Holdings does not deliver the Stockholder Consent, or (c) by the Company or Odds Holdings, if (1) the Closing has not occurred on or before March 2, 2025, or (2) the other party breaches any of their respective representations or warranties or if such party fails to perform their respective covenants such that certain conditions to Closing cannot be satisfied, and the breach or breaches of such representations or warranties or the failure to perform such covenant, as applicable, is not cured or cannot be cured in accordance with the terms of the Merger Agreement.

In accordance with the terms of the Merger Agreement, the Company will enter into a registration rights agreement (the “Registration Rights Agreement”) with certain of the OH Stockholders that provides, among other things, that the Company will (a) no later than 180 days after Closing, subject to certain conditions, file with the U.S. Securities and Exchange Commission a shelf registration statement registering for resale the Ordinary Shares comprising the Closing Share Consideration, to be amended or supplemented to include any Earnout Share Consideration, and (b) grant the OH Shareholders certain customary piggyback rights with respect to registered underwritten offerings. The Company will agree to pay certain expenses of the parties incurred in connection with the exercise of their rights under the Registration Rights Agreement and indemnify them for certain securities law matters in connection with any registration statement filed pursuant thereto.

The foregoing description of the Transaction and the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which will be filed by amendment on Form 6-K/A to this Current Report as Exhibit 4.1 and is incorporated herein by reference in its entirety.

On December 12, 2024, the Company issued a press release announcing the acquisition. A copy of the press release is being furnished with this Report on Form 6-K (this “Form 6-K”) and is attached as Exhibit 99.1 and incorporated herein by reference.

Debt Commitment Letter

In connection with financing the Transaction, on December 12, 2024, the Company entered into a debt financing commitment letter (the “Debt Commitment Letter”) with Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (the “Commitment Parties”).  Pursuant to the Debt Commitment Letter, the Commitment Parties have committed to arrange and provide the Company, through its wholly owned subsidiaries, GDC Media Limited (“GDC Media”), GDC America, Inc. (“GDC America”), and Roto Sports, Inc. (“RotoWire” and, together with GDC America, the “U.S. Borrowers”), with a senior secured term loan and revolving credit facility of at least $100 million (the “Expanded Credit Facility”) pursuant to an amendment of the existing Credit Agreement, dated March 19, 2024, by and among, GDC Media, as a borrower, the U.S. Borrowers, as borrowers, the Company, as guarantor, and Wells Fargo Bank, National Association, as lender.

The proceeds of the Expanded Credit Facility may be used (i) to finance the Transaction and (ii) to pay the fees, costs and expenses incurred in connection with, among other things, the Transaction and the Expanded Credit Facility. The availability of the borrowings under the Expanded Credit Facilitiy is subject to the satisfaction of certain customary conditions, including the consummation of the Transaction.

The information contained in this Report on Form 6-K, except for Exhibit 99.1, is hereby incorporated by reference into the Gambling.com Group Limited's registration statements on Forms F-3 (File Nos. 333-266888 and 333-272030) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149 and 333-278155) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description
4.1+*	Agreement and Plan of Merger, dated as of December 12, 2024, by and among Gambling.com Group Limited, Odyssey Merger Corp., Odds Holdings, Inc., and Shareholder Representative Services LLC
99.1	Press Release dated December 12, 2024

+
All schedules to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

*	To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: December 12, 2024